Exhibit 99.1

ZIM Reports Financial Results for the Third Quarter and the First
Nine Months of 2023

Reported Revenues of $1,273 Million, Net Loss of $2,270 Million (Including a Non-
Cash Impairment Loss of $2,063 Million)1, Adjusted EBITDA2 of $211 Million and
Adjusted EBIT Loss2 of $213 Million

Revised 2023 Full Year Guidance: Expects to Generate Adjusted EBITDA of $900-
$1,100 Million and Adjusted EBIT Loss of $600-$400 Million3

Haifa, Israel, November 15, 2023 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three and nine months ended September 30, 2023.

Third Quarter 2023 Highlights
•
Net loss for the third quarter was $2,270 million (compared to net income of $1,166 million in the third quarter of 2022), or a diluted loss per share of $18.90[4] (compared to diluted earnings per share of $9.66 in the third quarter of 2022). Net loss for the quarter was primarily driven by a non-cash impairment loss of $2,063 million

•	Adjusted EBITDA for the third quarter was $211 million, a year-over-year decrease of 89%
•	Operating loss (EBIT) for the third quarter was $2,276 million, compared to operating income of $1,544 million in the third quarter of 2022
•	Adjusted EBIT loss for the third quarter was $213 million, compared to Adjusted EBIT of $1,554 million in the third quarter of 2022
•	Revenues for the third quarter were $1,273 million, a year-over-year decrease of 61%
•	Carried volume in the third quarter was 867 thousand TEUs, a slight year-over-year increase
•	Average freight rate per TEU in the third quarter was $1,139, a year-over-year decrease of 66%
•	Net leverage ratio[2] of 0.9x as of September 30, 2023, compared to 0.0x as of December 31, 2022; net debt of $1,619 million, compared to net cash of $279 million as of December 31, 2022

1 See Note 7 to the Company's Interim Financial Statements for the period ended September 30, 2023, for additional information regarding the impairment analysis and results.
2 See disclosure regarding “Use of Non-IFRS Financial Measures.”
3 The Company does not provide IFRS guidance because it is not readily available. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2023 Guidance.”
4 The number of shares used to calculate the diluted earnings per share is 120,219,761. The number of outstanding shares as of September 30, 2023 was 120,252,451.

Eli Glickman, ZIM President & CEO, stated, “ZIM's third quarter results reflected the current operating environment, as demand remained weak and freight rates continued to deteriorate. Given our negative outlook for freight rates in the near future, we recorded a non-cash impairment loss of approximately $2.1 billion which negatively impacted our net results, as well as revised our full year guidance. We now expect to generate Adjusted EBITDA of $900 million to $1,100 million and Adjusted EBIT loss of $600 million to $400 million in 2023.”

Mr. Glickman added, “We are currently in a transition period, which we expect will extend into 2024, during which we should gradually see the benefits of the decisive actions we have taken to enhance ZIM’s commercial and operational resilience. Foremost, we embarked on a fleet renewal program, which included 46 newbuild containerships of which 28 are “green” LNG vessels, and that along with the redelivery of older, more expensive and less efficient vessels, we expect will improve our cost structure and drive long-term profitable growth. Our cost per TEU is declining and we expect to further reduce our cost base, as our chartered newbuilds, including a total of 28 dual-fuel LNG containerships, are added to our fleet through 2023-2024.”

Mr. Glickman further added, “We believe our ample total liquidity of approximately $3.1 billion at quarter-end will enable ZIM to maintain a long-term view while we weather prolonged market weakness. Specifically, we have initiated significant cost control measures, rationalized our capacity and adapted our network, with a focus on both maximizing our cash position and delivering an exceptional customer experience. Additionally, we entered into an important new collaboration with MSC during the third quarter that enhances operational efficiencies and further elevates service levels.”

Mr. Glickman concluded, “As we look towards the future, our focus is to emerge from the current downturn in a stronger position than ever. We intend to draw on our core values, leveraging data-driven strategies and the innovative spirit of our talented employees to create enduring value for both customers and shareholders. While market challenges may continue in the near term, we expect that the combination of the initiatives we have undertaken and our solid market position will drive profitable growth over the long term.”

Summary of Key Financial and Operational Results

	Q3.23	Q3.22	9M.23	9M.22
Carried volume (K-TEUs)	867	842	2,496	2,557
Average freight rate ($/TEU)	1,139	3,353	1,235	3,600
Total Revenues ($ in millions)	1,273	3,228	3,957	10,373
Operating income (loss) (EBIT) ($ in millions)	(2,276)	1,544	(2,457)	5,551
Profit (loss) before income tax ($ in millions)	(2,342)	1,514	(2,678)	5,469
Net income (loss) ($ in millions)	(2,270)	1,166	(2,541)	4,212
Adjusted EBITDA[2] ($ in millions)	211	1,934	859	6,568
Adjusted EBIT[2] ($ in millions)	(213)	1,554	(373)	5,561
Adjusted EBITDA margin (%)	17	60	22	63
Adjusted EBIT margin (%)	(17)	48	(9)	54
Diluted earnings (loss) per share ($)	(18.90)	9.66	(21.19)	34.91
Net cash generated from operating activities ($ in millions)	338	1,672	858	5,041
Free cash flow[2] ($ in millions)	328	1,626	791	4,748
	SEP.23	DEC.22
Net debt (Net cash)[2] ($ in millions)	1,619	(279)

Financial and Operating Results for the Third Quarter Ended September 30, 2023
Total revenues were $1,273 million for the third quarter of 2023, compared to $3,228 million for the third quarter of 2022, driven by the decrease in freight rates, partially offset by a slight increase in carried volume.

ZIM carried 867 thousand TEUs in the third quarter of 2023, compared to 842 thousand TEUs in the third quarter of 2022. The average freight rate per TEU was $1,139 for the third quarter of 2023, compared to $3,353 for the third quarter of 2022.

Operating loss (EBIT) for the third quarter of 2023 was $2,276 million, compared to operating income of $1,544 million for the third quarter of 2022. The third quarter of 2023 operating loss includes a non-cash impairment loss of $2,063 million. The decrease in operating income for the third quarter of 2023 was driven primarily by the impairment loss recorded in the current quarter and the above-mentioned decrease in revenues.

Net loss for the third quarter of 2023 was $2,270 million, compared to net income of $1,166 million for the third quarter of 2022.

Adjusted EBITDA was $211 million for the third quarter of 2023, compared to $1,934 million for the third quarter of 2022. Adjusted EBIT loss was $213 million for the third quarter of 2023, compared to adjusted EBIT of $1,554 million for the third quarter of 2022. Adjusted EBITDA and Adjusted EBIT margins for the third quarter of 2023 were 17% and -17%, respectively. This compares to 60% and 48% for the third quarter of 2022, respectively.

Net cash generated from operating activities was $338 million for the third quarter of 2023, compared to $1,672 million for the third quarter of 2022.

Financial and Operating Results for the Nine Months Ended September 30, 2023
Total revenues were $3,957 million for the first nine months of 2023, compared to $10,373 million for the first nine months of 2022, driven primarily by the decrease in freight rates.

ZIM carried 2,496 thousand TEUs in the first nine months of 2023, compared to 2,557 thousand TEUs in the first nine months of 2022. The average freight rate per TEU was $1,235 for the first nine months of 2023, compared to $3,600 for the first nine months of 2022.

Operating loss (EBIT) for the first nine months of 2023 was $2,457 million, compared to operating income of $5,551 million for the first nine months of 2022. Operating loss for this period includes a non-cash impairment loss of $2,063 million recorded in the third quarter of 2023. The decrease in operating income for the first nine months of 2023 was primarily driven by the impairment loss recorded in the third quarter of 2023 and the above-mentioned decrease in revenues.

Net loss for the first nine months of 2023 was $2,541 million, compared to net income of $4,212 million for the first nine months of 2022.

Adjusted EBITDA was $859 million for the first nine months of 2023, compared to $6,568 million for the first nine months of 2022. Adjusted EBIT loss was $373 million for the first nine months of 2023, compared to adjusted EBIT of $5,561 million for the first nine months of 2022. Adjusted EBITDA and Adjusted EBIT margins for the first nine months of 2023 were 22% and -9%, respectively. This compares to 63% and 54% for the first nine months of 2022, respectively.

Net cash generated from operating activities was $858 million for the first nine months of 2023, compared to $5,041 million for the first nine months of 2022.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) decreased by $1.5 billion from $4.6 billion as of December 31, 2022 to $3.1 billion as of September 30, 2023.5 Capital expenditures totaled $14 million for the third quarter of 2023, compared to $62 million for the third quarter of 2022. Net debt position as of September 30, 2023, was $1,619 million compared to net cash position of $279 million as of December 31, 2022, a change of $1,898 million. ZIM’s net leverage ratio as of September 30, 2023 was 0.9x, compared to 0.0x as of December 31, 2022.

Use of Non-IFRS Measures in the Company’s 2023 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2023 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Updated Full-Year 2023 Guidance
The Company revised its guidance for the full-year 2023 and now expects to generate Adjusted EBITDA of between $900 million and $1,100 million and Adjusted EBIT loss of between $600 million and $400 million. Previously, the Company expected to generate Adjusted EBITDA of between $1.2 billion and $1.6 billion and Adjusted EBIT loss of between $500 to $100 million. This guidance reflects continued weakness in freight rates and soft demand across all of the Company’s trades.

5 On April 4, 2023, the Company distributed a dividend to shareholders of $6.40 per share or a total of approximately $769 million.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-800-715-9871 (toll free) or +1-646-307-1963; Israel +972-3-376-1144, UK/international +44-(0)20-3481-4247, and reference conference ID 7449320. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company’s website.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 34,000 customers in over 300 terminals worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, our ability to achieve cost savings or expense reductions, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, including the ongoing war between Israel and Hamas and the ongoing hostilities between Israel and Hezbollah, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2022 Annual Report filed with the SEC on March 13, 2023.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited)
(U.S. dollars in millions)

	September 30		December 31
	2023	2022	2022

Assets
Vessels	3,222.9	4,640.5	4,409.9
Containers and handling equipment	788.2	1,270.8	1,242.8
Other tangible assets	61.1	76.9	98.5
Intangible assets	93.3	82.5	92.9
Investments in associates	26.8	26.0	22.0
Other investments	1,252.6	1,314.3	1,373.2
Other receivables	105.5	109.5	112.1
Deferred tax assets	9.6	2.3	2.3
Total non-current assets	5,560.0	7,522.8	7,353.7

Inventories	156.4	225.7	190.7
Trade and other receivables	644.3	1,088.7	825.7
Other investments	918.6	1,871.7	2,233.1
Cash and cash equivalents	912.1	1,285.7	1,022.1
Total current assets	2,631.4	4,471.8	4,271.6
Total assets	8,191.4	11,994.6	11,625.3

Equity
Share capital and reserves	1,980.7	2,009.9	1,987.7
Retained earnings	586.9	3,800.6	3,901.9
Equity attributable to owners of the Company	2,567.6	5,810.5	5,889.6
Non-controlling interests	3.8	6.8	6.3
Total equity	2,571.4	5,817.3	5,895.9

Liabilities
Lease liabilities	2,952.0	3,020.0	2,778.7
Loans and other liabilities	79.3	140.1	91.9
Employee benefits	39.4	45.0	45.2
Deferred tax liabilities	13.0	139.4	151.4
Total non-current liabilities	3,083.7	3,344.5	3,067.2

Trade and other payables	554.6	846.6	896.2
Provisions	58.3	51.6	50.2
Contract liabilities	207.3	410.1	238.9
Lease liabilities	1,668.0	1,424.7	1,380.8
Loans and other liabilities	48.1	99.8	96.1
Total current liabilities	2,536.3	2,832.8	2,662.2
Total liabilities	5,620.0	6,177.3	5,729.4
Total equity and liabilities	8,191.4	11,994.6	11,625.3

CONSOLIDATED INCOME STATEMENTS (Unaudited)
(U.S. dollars in millions, except per share data)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2023	2022	2023	2022	2022

Income from voyages and related services	3,956.9	10,372.7	1,273.0	3,227.5	12,561.6
Cost of voyages and related services
Operating expenses and cost of services	(2,922.0)	(3,630.2)	(1,008.4)	(1,249.6)	(4,764.5)
Depreciation	(1,212.8)	(989.7)	(417.4)	(373.7)	(1,370.3)
Impairment of assets	(2,034.9)		(2,034.9)
Gross profit (loss)	(2,212.8)	5,752.8	(2,187.7)	1,604.2	6,426.8

Other operating income	2.5	40.8	0.6	21.5	48.9
Other operating expenses	(32.5)	(0.4)	(22.4)	(0.2)	(0.9)
General and administrative expenses	(209.4)	(244.0)	(63.9)	(82.0)	(338.3)
Share of profit (loss) of associates	(5.2)	1.9	(2.3)	0.8	(0.7)

Results from operating activities	(2,457.4)	5,551.1	(2,275.7)	1,544.3	6,135.8

Finance income	117.7	82.3	35.6	34.9	130.9
Finance expenses	(338.7)	(164.0)	(101.5)	(64.8)	(239.4)

Net finance expenses	(221.0)	(81.7)	(65.9)	(29.9)	(108.5)

Profit (loss) before income taxes	(2,678.4)	5,469.4	(2,341.6)	1,514.4	6,027.3

Income taxes	137.1	(1,256.9)	71.1	(348.7)	(1,398.3)

Profit (loss) for the period	(2,541.3)	4,212.5	(2,270.5)	1,165.7	4,629.0

Attributable to:
Owners of the Company	(2,547.2)	4,205.2	(2,272.6)	1,163.3	4,619.4
Non-controlling interests	5.9	7.3	2.1	2.4	9.6
Profit (loss) for the period	(2,541.3)	4,212.5	(2,270.5)	1,165.7	4,629.0

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	(21.19)	35.05	(18.90)	9.69	38.49
Diluted earnings (loss) per 1 ordinary share	(21.19)	34.91	(18.90)	9.66	38.35

Weighted average number of shares for earnings (loss) per share calculation:
Basic	120,194,990	119,983,297	120,219,761	120,047,393	120,012,375
Diluted	120,194,990	120,443,702	120,219,761	120,439,492	120,444,889

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(U.S. dollars in millions)

	Nine Months Ended September 30		Three Months Ended September 30		Year Ended December 31
	2023	2022	2023	2022	2022

Cash flows from operating activities
Profit (loss) for the period	(2,541.3)	4,212.5	(2,270.5)	1,165.7	4,629.0

Adjustments for:
Depreciation and amortization	1,232.5	1,007.7	423.8	380.2	1,396.3
Impairment loss	2,063.4		2,063.4
Net finance expenses	221.0	81.7	65.9	29.9	108.5
Share of profits (losses) and change in fair value of investees	4.5	(5.0)	2.3	(1.3)	(2.1)
Capital loss (gain), net	3.2	(35.5)	(4.2)	(19.7)	(42.7)
Income taxes	(137.1)	1,256.9	(71.1)	348.7	1,398.3
Other non-cash items	14.2	18.0	4.5	8.0	39.7
	860.4	6,536.3	214.1	1,911.5	7,527.0

Change in inventories	34.3	(106.7)	17.7	(9.5)	(71.7)
Change in trade and other receivables	237.5	211.0	60.6	272.8	496.6
Change in trade and other payables, including contract liabilities	(76.7)	(162.9)	19.2	(193.8)	(325.7)
Change in provisions and employee benefits	7.0	15.9	4.1	18.1	15.9
	202.1	(42.7)	101.6	87.6	115.1

Dividends received	1.7	0.1	0.2	0.1	0.9
Interest received	113.0	23.6	25.0	16.2	53.2
Income taxes paid	(319.4)	(1,475.8)	(3.3)	(343.8)	(1,586.1)

Net cash generated from operating activities	857.8	5,041.5	337.6	1,671.6	6,110.1

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	21.4	33.1	3.7	16.2	48.1
Acquisition and capitalized expenditures of tangible intangible assets and interest in investees	(75.2)	(317.7)	(13.7)	(54.6)	(345.5)
Acquisition of investment instruments, net	(609.6)	(1,281.5)	(26.2)	(765.6)	(1,433.1)
Loans granted to investees	(3.8)		(2.1)
Change in other receivables	(4.7)	(10.6)	9.3	(8.0)	(20.2)
Change in other investments (mainly deposits), net	2,002.6	367.1	19.9	556.2	105.7
Net cash generated from (used in) investing activities	1,330.7	(1,209.6)	(9.1)	(255.8)	(1,645.0)

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities		59.2			59.2
Repayment of lease liabilities and borrowings	(1,214.1)	(965.8)	(352.7)	(433.3)	(1,449.4)
Change in short term loans	(21.0)	(53.5)			(53.5)
Dividend paid to non-controlling interests	(7.5)	(5.9)		(1.3)	(8.4)
Dividend paid to owners of the Company	(769.2)	(2,948.9)		(570.3)	(3,303.3)
Interest paid	(281.5)	(156.8)	(98.8)	(62.1)	(221.0)
Net cash used in financing activities	(2,293.3)	(4,071.7)	(451.5)	(1,067.0)	(4,976.4)

Net change in cash and cash equivalents	(104.8)	(239.8)	(123.0)	348.8	(511.3)
Cash and cash equivalents at beginning of the period	1,022.1	1,543.3	1,040.3	946.8	1,543.3
Effect of exchange rate fluctuation on cash held	(5.2)	(17.8)	(5.2)	(9.9)	(9.9)
Cash and cash equivalents at the end of the period	912.1	1,285.7	912.1	1,285.7	1,022.1

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT*
(U.S. dollars in millions)

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022

Net income (loss)	(2,541)	4,212	(2,270)	1,166
Financial expenses, net	221	82	66	30
Income taxes	(137)	1,257	(71)	348
Operating income (loss) (EBIT)	(2,457)	5,551	(2,276)	1,544
Non-cash charter hire expenses	0	1	0	0
Capital gain, beyond the ordinary course of business	21	(1)	0	0
Impairment of assets	2,063	0	2,063	0
Expenses related to legal contingencies	0	10	0	10
Adjusted EBIT	(373)	5,561	(213)	1,554
Adjusted EBIT margin	(9)%	54%	(17)%	48%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA*
(U.S. dollars in millions)

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022

Net income (loss)	(2,541)	4,212	(2,270)	1,166
Financial expenses, net	221	82	66	30
Income taxes	(137)	1,257	(71)	348
Depreciation and amortization	1,232	1,008	424	380
EBITDA	(1,225)	6,559	(1,852)	1,924
Capital loss, beyond the ordinary course of business	21	(1)	0	0
Impairment of assets	2,063	0	2,063	0
Expenses related to legal contingencies	0	10	0	10
Adjusted EBITDA	859	6,568	211	1,934
Adjusted EBITDA margin	22%	63%	17%	60%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(U.S. dollars in millions)

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022

Net cash generated from operating activities	858	5,041	338	1,672
Capital expenditures, net	(67)	(293)	(10)	(46)
Free cash flow	791	4,748	328	1,626